October 24, 2007

Room 4561

Mr. Michael W. Laphen, Chief
 Executive Officer
Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, CA 90245

> **Re: Computer Sciences Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Filed June 13, 2007**
> **File No. 001-04850**

Dear Mr. Laphen:

        We have reviewed your response to our letter dated August 22, 2007 in connection with the above-referenced filings and have the following comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal year Ended March 31, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13 – Commitments and Contingencies, page 103

1.   Quantify the amounts reported within your balance sheet related to the REA contracts. In addition, provide us with roll-forwards of these amounts from inception through the date of your response.

2.   Tell us why you believe that the unbilled accounts receivable and deferred costs related to the REA contracts are appropriately reported within current assets. In

this regard, we note that you are unable to predict the timing of resolution of the claims.

3. We note that your disclosures regarding the $1 billion of REA claims and the $820 million of balance sheet exposure are quite brief. Tell us how you considered providing disclosure that would allow readers to better understand the history, status, and process employed to collect on these claims.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief